Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-142052

NEWS RELEASE

CECO ENVIRONMENTAL REPORTS

RECORD FIRST QUARTER 2007 RESULTS

Revenues Increase 78%

Operating Income Increases 258%

NEW YORK, May 9, 2007—CECO Environmental Corp. (NASDAQ:CECE), a leading provider of industrial ventilation and pollution control systems, today announced record first quarter results for the period ended March 31, 2007.

Financial highlights for the first quarter of 2007 compared to the first quarter of 2006 include:

✓	Net sales increased $19.1 million or 78% from $24.4 million to $43.5 million;

✓	Gross profit increased $3.7 million or 90% from $4.1 million to $7.8 million;

✓	Operating income increased 258% from $696,000 to $2.5 million;

✓	Net income increased $1.9 million to $1.1 million as compared to a loss of $736,000; and

✓	Earnings per diluted share were $0.08 compared to a loss of $(0.07) per diluted share.

Backlog as of March 31, 2007 was $119.8 million compared to $97.1 million as of December 31, 2006.

Chairman and CEO, Phillip DeZwirek, stated, “We are delighted to see our momentum continue into the new fiscal year. Our first quarter results mark our fifth consecutive quarter of record revenues and gross profitability compared to the corresponding comparable quarter in prior years.”

Mr. DeZwirek continued, “We believe this performance further demonstrates the success of our strategy of horizontal integration, whether by acquisition or organic new business start-ups, and vertical integration into our family of companies, to become a leading turnkey solution provider to the industrial ventilation and air pollution control market. We believe this is a distinct competitive advantage for us because customers desire a single source of responsibility, which we believe greatly simplifies our customers’ experience while providing them with access to a broad selection of products and services to meet their needs.”

Net sales for the first quarter increased 78% to $43.5 million. The comparative quarter-over-quarter growth in net sales was attributable to growth across substantially all of CECO’s products and services. Most notably, CECO experienced a large increase in contracting sales due to revenues generated by its H.M. White subsidiary, which was integrated into the CECO family in 2006. Additionally, CECO’s equipment sales grew due to the continuation of the expansion in the ethanol industry and the addition of one month of revenue from Effox.

“We believe this growth will continue in 2007 as customers continue to look for a complete one-stop solution provider. We recently received thirteen new orders totaling approximately $9.9 million that were secured by our Effox, Kirk & Blum, CECO Abatement and Busch International subsidiaries,” said Rick Blum, President and Chief Operating Officer. Mr. Blum continued, “Our bookings run rate continues to be well ahead of last year’s. As of today, new bookings for the year stood at approximately $74.5 million.”

Gross profits in the first quarter increased 90% to $7.8 million compared to $4.1 million in 2006. Gross profit as a percent of net sales increased from 17.0% in 2006 to 18.0% in 2007. This increase was primarily the result of changes in product mix related to the significant increase in turnkey system sales and the addition of Effox to CECO’s equipment group. Dennis Blazer, CFO, stated, “Our strategy is to continue to pursue business opportunities that continue to enhance our overall profitability.”

Operating income was $2.5 million, or 5.7% of net sales, for the first quarter of 2007 compared to $696,000, or 2.9%, for the same period in 2006. The quarter over quarter and resulting year over year increases in operating income and operating margin are areas of focus for CECO. Mr. Blazer commented, “The increase in operating margin is a result of our ability to leverage our current base of fixed operating costs and a more favorable product mix.”

CECO will host a conference call on Thursday, May 10, 2007 at 8:30 a.m. EDT to review its financial results for the quarter. Additional details, including the call in number, have been released separately.

ABOUT CECO ENVIRONMENTAL

CECO Environmental Corp. is North America’s largest independent air pollution control company. Through its eight subsidiaries—Busch, CECOaire, CECO Filters, CECO Abatement Systems, kbd/Technic, Kirk & Blum, H. M. White, Inc. and Effox—CECO provides a wide spectrum of air quality services and products including: industrial air filters, environmental maintenance, monitoring and management services, and air quality improvements systems. CECO is a full-service provider to the steel, military, aluminum, automotive, ethanol, aerospace, electric power, semiconductor, chemical, cement, metalworking, glass, foundry and virtually all industrial process industries.

For more information on CECO Environmental please visit the company’s website at http://www.cecoenviro.com/

Contact:

Corporate Information

Phillip DeZwirek, CECO Environmental Corp.

Email: investors@cecoenviro.com

1-800-606-CECO (2326)

CECO Environmental Corp.

Consolidated Statements of Operations

(In thousands, except share and per share data)

(unaudited)

	Three months ended
	3/31/2006	3/31/2007
Net sales	$24,382	$43,463
Cost of sales	20,249	35,626

Gross Profit	4,133	7,837
Selling & Administrative	3,145	5,017
Depreciation & amortization	292	326

Operating income	696	2,494
Other income (expense)	(1,080)	3
Interest expense	(571)	(558)

Income (loss) before tax	(955)	1,939
Income tax expense (benefit)	(219)	795

Net income (loss)	$(736)	$1,144

Per share data
Net income (loss) per basic share	$(0.07)	$0.10
Net income (loss) per diluted share	$(0.07)	$0.08

Weighted average shares outstanding
Basic	10,913,503	11,494,948
Diluted	10,913,503	13,487,849

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to certain risks, uncertainties and assumptions. These risks and uncertainties, which are more fully described in CECO’s Annual and Quarterly Reports filed with the Securities and Exchange Commission, include changes in market conditions in the industries in which the Company operates. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may vary in material aspects from those currently anticipated.

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